                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 9)


                             RF Micro Devices, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   749941 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               William B. Lawrence
                                    TRW Inc.
                             1900 Richmond Road, 3E
                              Cleveland, Ohio 44124
                                 (216) 291-7230
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 15, 1999
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.



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                                       13D
CUSIP NO. 749941 10 0                                          Page 2 of 5 Pages

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TRW Inc. ("TRW"), I.D. #34-0575430

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) ___
                                                                       (b) ___

   3      SEC USE ONLY

   4      SOURCE OF FUNDS
          WC, OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                ____

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio

 NUMBER OF        7     SOLE VOTING POWER                       15,935,948
  SHARES                                                    -------------------
BENEFICIALLY      8     SHARED VOTING POWER                             --
 OWNED BY                                                   -------------------
   EACH           9     SOLE DISPOSITIVE POWER                  15,935,948
 REPORTING                                                  -------------------
PERSON WITH       10    SHARED DISPOSITIVE POWER                        --
                                                            -------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          15,935,948

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES_______

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.1 percent

   14     TYPE OF REPORTING PERSON
          CO


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                                  SCHEDULE 13D

This Amendment No. 9 on Schedule 13D amends the beneficial ownership statement initially filed on February 12, 1998 on Schedule 13G, as amended by Amendment No. 1 on Schedule 13D filed on June 29, 1998, Amendment No. 2 on Schedule 13D filed on September 18, 1998, Amendment No. 3 on Schedule 13D filed on February 3, 1999, Amendment No. 4 on Schedule 13D filed on April 29, 1999, Amendment No. 5 on Schedule 13D filed on June 1, 1999, Amendment No. 6 on Schedule 13D filed on June 9, 1999, Amendment No. 7 on Schedule 13D filed on October 5, 1999 and Amendment No. 8 on Schedule 13D filed on October 12, 1999 (collectively, the "Schedule 13D"), pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation ("TRW"). This statement is being filed to reflect the execution of a new License Agreement and a Cooperation Agreement by and between TRW and RF Micro Devices, Inc. ("RFMD") on November 15, 1999. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is amended by adding the following paragraphs at the conclusion of the fourth paragraph thereof:

On November 15, 1999, TRW and RFMD expanded their strategic relationship through the execution of a new License Agreement (the "License Agreement"), pursuant to which TRW has expanded the license granted RFMD in 1996 to permit RFMD to use TRW's patented gallium arsenide heterojunction bipolar transistor ("GaAs HBT") technology to manufacture products for commercial coaxial and other non-fiber wire applications, including the broadband wired market. On this same date, TRW and RFMD also entered into a Cooperation Agreement (the "Cooperation Agreement") pursuant to which, among other things, the parties agreed to negotiate in good faith with each other regarding additional licensing arrangements and an extended GaAs HBT supply agreement, and TRW committed to maintain stock ownership of at least 7.94 million shares of RFMD Common Stock, no par value ("RFMD Common Stock"), until May 1, 2001. In exchange for granting the expanded license to RFMD and entering into the Cooperation Agreement, RFMD granted TRW two warrants (the "Warrants") to purchase, in the aggregate, 750,000 shares of RFMD Common Stock. The Warrants will become exercisable in 2001 and are subject, in part, to the achievement of certain sales milestones by RFMD. The Warrants will be priced at a specified discount to the average closing price per share of RFMD Common Stock for the ten trading days immediately preceding December 31, 2000. A copy of the License Agreement, the Cooperation Agreement and the Warrants are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

Since January 1999, TRW has reduced its ownership in RFMD to approximately 20 percent, raising proceeds to pay off debt incurred to finance its acquisition of LucasVarity. Subject to market conditions, TRW intends to reduce its holdings in RFMD further to continue its debt reduction efforts, but, as noted above, has agreed to hold a minimum of 7.94 million shares of RFMD Common Stock until May 1, 2001.



                                 (Page 3 of 5)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by adding the following paragraph at the conclusion thereof:

As noted above, pursuant to the Cooperation Agreement entered into between TRW and RFMD on November 15, 1999, TRW has agreed to maintain stock ownership of at least 7.94 million shares of RFMD Common Stock until May 1, 2001. Further, the Warrants provide that TRW may not assign, sell or otherwise transfer, dispose of, make any short sale of, pledge, hypothecate, grant any option for the purpose of, or enter into any hedging, synthetic sale or similar transaction with the same economic effect as a sale of, the Warrants or any of TRW's rights under the Warrants, except to an affiliate of TRW or as a result of a merger or consolidation of TRW into another entity.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended by adding the following exhibits thereto:

Exhibit No.  Document
-----------  --------

3.8 License Agreement, by and between TRW Inc. and RF Micro Devices, Inc., dated November 15, 1999

3.9 Cooperation Agreement, by and between TRW Inc. and RF Micro Devices, Inc., dated November 15, 1999

3.10 Warrant No. 99-1, issued by RF Micro Devices, Inc. to TRW Inc., dated November 15, 1999

3.11 Warrant No. 99-2, issued by RF Micro Devices, Inc. to TRW Inc., dated November 15, 1999




                                 (Page 4 of 5)
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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 1999

                                       TRW INC.

                                       By: /s/ Kathleen A. Weigand
                                          ----------------------------------
                                           Kathleen A. Weigand
                                           Vice President, Assistant General
                                           Counsel and Assistant Secretary



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